SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of May, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ n.º 33.700.394/0001–40

NIRE 35.300.102.771

PUBLICLY HELD COMPANY

SUMMARY MINUTES OF EXTRAORDINARY SHAREHOLDERS MEETING, HELD ON APRIL 30, 2004

VENUE AND TIME: At Avenida Eusébio Matoso, No. 891, ground floor, in the City of São Paulo, Estate of São Paulo, at 9am.

BOARD: Gabriel Jorge Ferreira – Chairman Claudia Politanski – Secretary

QUORUM: Shareholders representing more than 2/3 of the voting capital.

ATTENDANCE: Company’s officers.

CALL NOTICE: Published in the Official Gazette of the Estate of São Paulo, editions of April 15, 16 and 17, 2004, on pages 21, 15 and 19, respectively and in Valor Econômico Newspaper, editions of April 15, 16, 17 and 18 and 19, 2004, on pages C12, C2 and C2, respectively.

SHAREHOLDERS’ DELIBERATIONS UNANIMOUSLY APPROVED:

Approved, according to the terms of the Board of Directors Proposals, of April 14, 2004:

1. The exclusion of the Article 5th – A of the By–laws, since the term for exercising the prerogative set thereof, regarding the conversion of common shares into preferred shares of the Company, expired on August 29, 2003.

2. The changes into the management structure of the Company, into the composition and competence of the managing bodies, as well as the relocation of the attributions of the extinguished positions and the attribution of new functions to the positions created. By this reason, the Chapter IV – "Management" is amended as follows, the following Articles are renumbered and the correspondent references are adjusted.

"CHAPTER IV

Management

Article 14: UNIBANCO shall be managed by the following bodies:

a) the Board of Directors;

b) the Board of Officers.

SECTION I

The Board of Directors

Article 15: The Board of Directors shall have a minimum of four (4) and a maximum of eight (8) Directors, all of them shareholders of UNIBANCO, elected by the Shareholders Meeting for a one (1) year term.

First Paragraph: The Board of Directors shall have one Chairman and one Vice–Chairman, chosen by the Board of Directors, as described in Second Paragraph of Article 18.

Second Paragraph: The age limit for a member of the Board of Directors shall be sixty–five (65) years of age. Such limit may, however, be extended by the Board of Directors.

Article 16: It is incumbent upon the Board of Directors on an exclusive basis to:

a) determine the general directions for the conduct of business and to establish the basic policies and guidelines for UNIBANCO;

b) call Shareholders Meetings;

c) submit to the Shareholders Meetings proposals for:

I – capital increase or reduction;

II – mergers, amalgamations or spin–offs;

III – amendments to the By–laws;

d) decide upon the following matters:

I – partnerships or joint ventures involving UNIBANCO, including participation in shareholders agreements;

II – acquisition, disposal, increase or reduction of its participation in controlled or affiliated companies;

III – acquisition of controlling interests in other companies, in accordance with applicable legal provisions;

IV– investment of resources resulting from tax incentives;

V – results and investment budgets and the respective action plans submitted pursuant to sub–item II of the First Paragraph of Article 23;

e) upon proposal by the Board of Executive Officers:

I – examine and deliberate on the semiannual balance sheets and decide upon the distribution and investment of profits, in accordance with Article 36;

II – decide upon the annual report to shareholders, the Board of Officers’ accounts and the Financial Statements of each fiscal year to be submitted to the Shareholders' Meeting;

f) establish the compensation of each of the members of the Board of Directors and the Board of Officers, within the global amount approved by the Shareholders’ Meeting;

g) establish the bonus of each of the members of the Board of Directors and of the Board of Officers, subject to the provisions of item “c” of the First Paragraph of Article 36;

h) appoint a replacement for the Executive President, of the members of the Board of Officers and the Board of Directors, in the cases established on this By–laws.

i) authorize, whenever it deems necessary, on the cases not established on this By–laws, the representation of UNIBANCO by a sole member of the Board of Officers or by an attorney–in–fact, provided that such resolution specifies the powers granted.

j) elect and remove the members of the Board of Officers as well as to determine their duties and responsibilities in accordance with their respective areas of work;

l) supervise the management by the Board of Executive Officers, examine, at any time, UNIBANCO’s books and documents, request information on agreements executed or about to be executed, as well as about any other acts;

m) supervise and provide guidance to the performance of the Board of Executive Officers;

n) appoint and remove the independent auditors;

o) decide upon the purchase of shares issued by UNIBANCO, subject to the Third Paragraph of Article 4th;

p) decide upon the creation of committees to deal with specific matters within the authority of the Board of Directors and/or of the Board of Officers;

q) decide upon the acts provided for in the First and Second Paragraphs of Article 4th;

r) bring under its authority specific matters of interest to UNIBANCO and decide upon the cases not provided for herein;

s) establish the term and other conditions for the conversion of UNIBANCO's shares into UNITS, as per Article 8 of these By–laws;

t) establish rules for the filing of shareholders agreements, in accordance with the Second Paragraph of Article 13 of these By–laws.

u) deliberate upon the promotion of the defense, at the court and administrative actions proposed by thirds against the manager's persons of UNIBANCO, the members of the Audit Board, if in function, and employees that legally act by delegation of the managers, during or after the term of their respective mandates, brought about the legal acts of management practiced on the exercise of their attributions, being entitled to take out insurance to cover the procedural expenses, attorney's fees and damages awarded due to such claims.

Sole Paragraph: The Board of Directors may assign special functions, on a permanent or transitory basis, to any of its members or to the members of the Board of Officers, under the denomination it deems appropriate, provided that such functions do not conflict with the exclusive duties established herein.

Article 17: It is incumbent upon the Chairman of the Board of Directors to:

a) chair the meetings of the Board of Directors, with authority to appoint any of the members of said Board to do so in his stead;

b) appoint, under the circumstances provided for in sub–item II of Article 19, the replacements for the Vice–Chairman of the Board of Directors;

c) chair the Shareholders Meetings, with authority to appoint any of the members of the Board of Directors or of the Board of Executive Officers to do so in his stead.

Sole Paragraph: It is incumbent upon the Vice–Chairman of the Board of Directors to replace the Chairman in his absences, vacations, leaves, occasional impediments or in the event of a vacancy.

Article 18: The Board of Directors shall meet ordinarily on a quarterly basis and, extraordinarily, whenever corporate interests so require.

First Paragraph: The meetings of the Board of Directors may be called by the Chairman or by the Vice–Chairman, individually, or by any two members of the Board of Directors jointly.

Second Paragraph The decisions of the Board of Directors shall be taken by a majority of votes in the presence of at least half of its elected members. The Chairman shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph The minutes of the meetings shall be recorded in the appropriate Book of Minutes of Meetings of the Board of Directors.

Article 19: Except in the cases to which the law establishes special procedures, the replacement of the members of the Board of Directors shall be as follows:

I – the Chairman of the Board of Directors shall be replaced by the Vice–Chairman;

II – the Vice–Chairman shall be replaced by any other Director appointed by the Chairman of the Board of Directors;

III – all other Directors by a replacement appointed by the Board of Directors;

b) if a majority or all positions on the Board of Directors are vacant, a Shareholders Meeting shall be called to hold a new election.

Sole Paragraph – The replacement appointed in accordance with sub–item III of this article shall remain in office until the next Shareholders Meeting, which shall elect a new member to fill the vacant position for the remainder of the term of office of the replaced member.

SECTION II

The Board of Officers

Article 20: The Board of Officers shall comprise a maximum of 150 (one hundred and fifty) members, resident in the Country, shareholders or not, elected by the Board of Directors, with a term of office of 1 (one) year, eligible for reelection, being:

a) 1 (one) President;

d) up to 10 (ten) Executive Vice Presidents and Vice Presidents;

e) up to 139 (one hundred thirty nine) Executive Officers, Officers and Deputy Officers;

First Paragraph: – The President, the Executive Vice Presidents, the Vice Presidents and the Executive Officers shall compose the Board of Executive Officers

Second Paragraph: – The age limit for holding a position in the Board of Officers shall be sixty (60) years of age. The Board of Directors may extend such limit, according to the nature of the relevant area of work.

Third Paragraph: – Until 07.01.2004, the Board Of Officers will have 1 (one) Executive President – Retail Banking Group, and after this date this position shall be extinguished;

Article 21: It is incumbent upon the Board of Executive Officers the management and administration of the company's business. The Board of Executive Officers may carry out all transactions and perform all acts related to UNIBANCO’s objectives, and their responsibilities are:

a) to order the preparation of semiannual balance sheets and propose their approval to the Board of Directors, together with the proposal for the distribution and application of profits, subject to Article 36;

b) to submit to the Board of Directors for approval the Annual Report to the Shareholders and the Financial Statements of each fiscal year, for further presentation to the Shareholders Meeting;

c) to authorize the opening, change of address and closing of branches or facilities, including those abroad;

d) to comply with and ensure compliance with the resolutions of the Shareholders Meeting, of the Board of Directors and with the By–laws;

e) the overseeing, supervision and guidance of the Officers and of the Deputy Officers;

f) to care for the improvement of the members of management, following up on their professional performance and development.

Article 22: It is incumbent upon the President:

I – to guide the management of the social business, supervising the works of the Board of Executive Officers, in order to assure the full implementation and execution of the policies and guidelines set by the Board of Directors;

II – coordinating the activities of the Executive Vice Presidents and the Vice Presidents, and follow–up their respective performance;

III – reaching decisions within his authority;

IV – reaching decisions with urgent character, within the competence of the Board of Executive Directors, "ad referendum" of such Board.

Article 23: It is incumbent upon the Executive Vice–Presidents and upon the Vice–Presidents:

I – the management and supervision of the areas assigned as set forth in item "j" or in the sole paragraph of the Article 16;

II – the supervision and coordination of the performance of the Executive Officers, Officers and Deputy Officers which are under their direct supervision and the following–up of their respective performance;

III – reaching decisions within his authority;

First Paragraph: In accordance with the policies, directives and parameters established by the Board of Directors, it is jointly incumbent upon the President, the Executive Vice–Presidents and the Vice–Presidents, jointly:

I – to approve and change UNIBANCO's administrative structure and internal rules;

II – to submit to the approval of the Board of Directors the results and investment budgets and the respective business plans as well as to implement the decisions taken;

III – to establish operational and administrative limits of authority;

IV – to care for the improvement of the members of management, following up on their professional performance and development.

Second Paragraph The jointly decisions of the President, the Executive Vice–Presidents and the Vice–Presidents shall be taken by a majority of votes in the presence of at least half of its elected members. The President shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Article 24: It is incumbent upon the Executive Officers and to the Officers:

I – the management and supervision of the areas which shall be assigned to them by the Board of Director and/or by the Board of Executive Officers; and

II – the supervision and coordination of the performance of the Officers and Deputy Officers which are under their direct supervision.

Article 25: It is incumbent upon the Deputy Officers the management and supervision of the areas which shall be assigned to them by the Executive Board of Officers or by the Officers.

Article 26: The replacement of the members of the Board of Officers shall be carried out as follows:

a) in the cases of temporary replacement:

I – the replacement of the President shall be appointed by the Board of Directors, as set forth in item “h” of Article 16;

II – the duties of the Executive Vice–Presidents and of the Vice Presidents shall be performed by a replacement appointed, from among the elected Executive Officers, by the President;

III – the duties of the Executive Officers shall be performed by a replacement appointed, from among the elected Officers, by the President jointly with the Executive Vice President or with the Vice President responsible of the supervision of the Executive Officer replaced, depending on the case.

IV – the duties of the Officers and the Deputy Officers shall be performed by a replacement appointed, from among the elected Officers, by Executive Officer responsible of the supervision of the Officer or of the Deputy Officer replaced, as from the case.

b) in cases of replacement due to a vacancy concerning any of the Officers, the replacement shall be appointed by the Board of Directors, as specified in item “h” of Article 16.

Article 27: The meetings of the Board of Officers shall be called and chaired by the President or by any of the Executive Vice–Presidents or the Vice–Presidents, who may jointly appoint to chair it in their stead any member of the Board of Executive Officers.

First Paragraph: The members of the Board of Directors may attend the meetings of the Board of Officers.

Second Paragraph: The decisions of the Board of Executive Officers shall be taken by the majority of votes of the members of the Board of Executive Officers, with the presence of at least half of its members, except with respect to the issues specified in item “c” of Article 21, which may be decided upon with the presence of at least three (3) members. The Chairman of the meeting shall be entitled, in addition to its own vote, to the casting vote in case of a tie.

Article 28: UNIBANCO shall be represented by the members of the Board of Officers as stated in this Article, except as established in item “i” of Article 16.

First Paragraph: The following shall require the joint signatures of two members of the Board of Officers, one of them being necessarily an Executive Officer:

a) acts resulting in the encumbrance or disposal of real property or other assets, the placement of collateral or guarantees, the settlement or waiver of rights, the undertaking of obligations, the execution of agreements, as well as those acts which result in liability for UNIBANCO or release third parties from liabilities towards him;

b) the appointment of attorneys–in–fact, except as provided in item “i” of Article 16.

Second Paragraph: UNIBANCO may be represented severally by any of the members of the Board of Officers, or by an attorney–in–fact with specific powers, in acts related to:

a) receipt of summonses or rendering of personal depositions in court;

b) receipt of subpoenas and delivery of statements out of court.

Third Paragraph: The acts mentioned in item “a” of the First Paragraph of this article may also be performed by any member of the Board of Executive Officers jointly with an attorney–in–fact, or jointly by two attorneys–in–fact, provided that the power of attorney specifies the limits and extension of the powers granted as well as the term for the appointment.

Fourth Paragraph: UNIBANCO may appoint attorneys–in–fact to represent it severally as follows:

a) by executing powers of attorney with an "ad judicia" clause, without term, including the powers to perform acts of resignation, waiver, settlement, receipt and acquittal;

b) in acts specifically determined in the applicable power of attorney, except for those mentioned in item "a" of the First Paragraph of this article; and

c) cases in which the attorney–in–fact is a legal entity.

SECTION III

Provisions Applying to Both the Board of Directors and the Board
of Officers

Article 29: The Shareholders Meeting and the Board of Directors may, respectively, abstain from electing Directors and members of the Board of Officers, whenever the lower limits set forth in Article 15 for the Board of Directors and in the applicable law for the Board of Officers have been fulfilled.

Article 30: The holding of a position in the Board of Directors and on the Board of Officers shall not require the placement of bond.

Article 31: As soon as their election is approved by the Central Bank of Brazil, the members of the Board of Directors and the members of the Board of Officers shall be invested in their positions by having their respective terms of office recorded in the Book of Minutes of the Meetings of the Board of Directors and of the Board of Officers, respectively, which terms of office shall also be recorded in the cases of replacement specified in Articles 19 and 26.

Sole Paragraph – If the term of office is not executed within thirty (30) days of the date of approval by the Central Bank of Brazil, the appointment shall become void, except if a justification is accepted by the administrative body for which the individual was elected.

Article 32: The members of the Board of Directors and of the Board of Officers shall remain in their positions, after the expiration of their term, until their successors are vested in office.

Article 33: The Shareholders Meeting shall establish the compensation for the Board of Directors and for the Board of Officers, in accordance with item “f” of Article 16."

Furthermore, it was approved:

3. The change on the form of representation of the Company with respect to the Company’s participation in auction processes, as well as the representation of the Company (a) in General Meetings of companies in which the Company holds equity participation; and (b) before public bodies, provided that no assumption of responsibilities or obligations by the Company is implied, in which the Company could be represented by any of the members of the Board of Officers or by any attorney in fact with specific powers. Therefore, the Second Paragraph of Article 28 of the By–laws is amended, as follows:

“Article 28

[...]

Second Paragraph: UNIBANCO may be represented severally by any of the members of the Board of Officers, or by an attorney–in–fact with specific powers, in acts related to:

a) receipt of summonses or rendering of personal depositions in court;

b) receipt of subpoenas and delivery of statements out of court;

c) UNIBANCO's participation in auction processes;

d) UNIBANCO'S representation in Shareholders Meetings of Companies in which UNIBANCO holds share participation; and

e) UNIBANCO's representation before public bodies, provided that no assumption of responsibilities or obligations by the Company is implied.”

4. The capital increase, by means of the capitalization of part of the statutory reserves set forth on sub–items I and II of item "e" of Paragraph Third of Article 36 of the By–laws, as follows: R$ 250.000.000,00 (two hundred fifty million reais) shall be capitalized from the Currency Exchange Risk Reserve; and (ii) R$ 1.059.398.185,56 (one billion, fifty nine million, three hundred ninety eight thousand, one hundred eighty five reais and fifty six cents) shall be capitalized from the reserve designed to ensure that UNIBANCO has adequate operating margins. Accordingly, the capital is increased from R$ 3.690.601.814,44 (three billion, six hundred ninety million, six hundred and one thousand, eight hundred fourteen reais and forty four cents) to 5.000.000.000,00 (five billion reais, an increase, therefore, in the amount of R$ 1.309.398.185,56 (one billion, three hundred nine millions, three hundred ninety eight million, one hundred eighty five reais and fifty six cents), without the issuance of new shares, as set forth in the First Paragraph of Article 169 of Law No. 6.404/76 ("Lei das Sociedades por Ações").

Accordingly, the caput of Article Fourth of the By–laws is amended, as follows:

"Article 4: The capital stock of UNIBANCO is R$ 5,000,000,000.00 (five billion reais) divided into 140,885,833,318 (one hundred and forty billion, eight hundred and eighty–five million, eight hundred and thirty–three thousand, three hundred and eighteen) registered shares, with no par value, of which 75,565,816,851 (seventy–five billion, five hundred and sixty–five million, eight hundred and sixteen thousand, eight hundred and fifty–one) are common shares and 65,320,016,467 (sixty–five billion, three hundred twenty million, sixteen thousand, four hundred and sixty–seven ) are preferred shares."

5. The addition of a new Seventh Paragraph to Article 36 of the By–laws, renumbering of the current Seventh Paragraph to Eighth Paragraph, in order to allow the Company to declare interim dividends on a shorter term than the semiannual basis. The new paragraph shall have the following wording:

"Article 36:

[...]

Seventh Paragraph:– The company may further declare, by decision of the Board of Directors, pursuant to item "e" of Article 16 of the By–laws, to prepare extraordinary balance sheets and distribute dividends in shorter terms, as part of the annual dividend, provided that the total amount of dividends distributed at each semester of the financial year does not exceed the amount of the Capital Reserves."

6. The creation of a new statutory body, to be called "Audit Committee", by virtue of which is approved the inclusion, in the By–laws, of a new chapter V, with the title of "Audit Committee", in order to establish the number of members of such Committee, the appointment, dismissal and compensation criteria, the term of office and the respective duties, and the renumbering of the following Articles and Chapters. The new Chapter V will have its wording as follows:

“CHAPTER V – AUDIT COMMITTEE

Article 34:– The Audit Committee shall have a minimum of 3 (three) and a maximum of 5 effective (five) members, elected by the Shareholders Meeting for a maximum of a 5 (five) year term.

First Paragraph:– The Audit Committee shall have one Chairman chosen by the Board of Directors.

Second Paragraph:– At least one member of the Audit Committee must have proved accounting or related financial management expertise, that qualifies him as an audit committee financial expert.

Third Paragraph:– The members of the Audit Committee may be Directors.

Fourth Paragraph:– This Audit Committee shall be a single committee for the entire Conglomerate Unibanco, as set forth in law.

Article 35:– For holding the position of member of the Audit Committee, the basic requirements for holding such position shall be observed, as well as the legal bars applicable.

Sole Paragraph:– The duty of the member of the Audit Committee may not be delegated.

Article 36:– The Shareholders Meeting shall establish the global compensation for the Audit Committee, and the compensation for each of its members shall be established in accordance with the provisions of item “f” of Article 16.

First Paragraph:– The member of the Audit Committee is not allowed to receive any other kind of compensation from the Unibanco Conglomerate's companies or from its affiliated companies, except for those to which he is entitled to as member of the Audit Committee.

Second Paragraph: In case the member of the Audit Committee is also a Director of any of the companies of the Conglomerate Unibanco or of its affiliated companies, he shall choose for which of those positions compensation he wishes to receive.

Article 37:– Exception made to the cases to which the law establishes special procedures, the replacement of the members of the Audit Committee shall be made as follows:

a) in case of temporary replacement, the Chairman of the Audit Committee shall be replaced by the member appointed by him;

b) in case of replacement due to a vacancy, the Chairman and the members shall be replaced by the member appointed by the Board of Directors.

Sole Paragraph:– The replacement appointed shall remain in office until the next Shareholders Meeting, which shall elect a new member to fill the vacant position for the remainder of the term of office of the replaced member.

Article 38:– It is incumbent upon the Committee of Audit:

a) To establish and, whenever deemed necessary, to change its administrative structure and internal rules, and submit it to the approval of UNIBANCO's Board of Directors;

b) To appoint, "ad referendum" of the Board of Directors of each company of the Conglomerate Unibanco, when applicable, the Company to be hired to render independent auditing services, as well as, if it deems necessary, the replacement of such render;

c) To review, previously to its publication, the semiannual financial statements, including the explanatory notes, the management reports and the independent auditor's technical report of each one of the companies of The Conglomerate Unibanco;

d) To analyze the effectiveness of the internal and the independent audit;

e) To analyze the compliance, by the management of each of the companies of the Conglomerate Unibanco, when applicable, of the recommendations made by the internal or by the independent auditor;

f) To establish and to disclose procedures to the reception and treatment of information regarding the non compliance with laws and regulations applicable to the Conglomerate Unibanco, in addition to the internal rules and codes, including the ones which sets forth specific procedures for the protection of the provider and of the confidentiality of the information, as well as the procedures for the reception and treatment of information regarding to the accounting reports;

g) To meet ordinarily on a quarterly basis with the Board of Officers, with the independent audit and with the internal audit of each company of The Conglomerate Unibanco, in order to verify the compliance with its recommendations or queries, including those regarding the planning of the respective audit works. Such meetings shall be recorded in minutes.

h) To meet with the Audit Board, if in duty, and with the Board of Directors of the companies of The Conglomerate Unibanco, by their request, to discuss the policies, practices and procedures identified upon matters within their incumbency;

i) To recommend, to the Board of Officers of the companies of The Conglomerate Unibanco, when applicable, corrections or improvements of policies, practices and procedures identified upon matters within their incumbency;

j) Other attributions necessary for the compliance with law and regulation, in addition to those that the Audit Committee itself understands to be relevant to ensure:

(i) the independence of the external auditors;

(ii) the adequacy and effectiveness of the internal controls; or

(iii) the accuracy of the financial statements.

Article 39:– It is incumbent upon the Chairman of the Audit Committee:

I – chair the meetings of the Audit Committee, with authority to appoint any of the members of said Committee to do so in his stead;

II – appoint any of the members of the Audit Committee to replace him in his absences, vacations, leaves or occasional impediments;

III – determine the agenda of the Committee's meetings.

Article 40:– The Audit Committee shall meet ordinarily on a quarterly basis and, extraordinarily, whenever corporate interests so require.

First Paragraph:– The meetings of the Audit Committee may be called by any member of the Audit Committee.

Second Paragraph:– The decisions of the Audit Committee shall be taken by a majority of votes in the presence of at least half of its members. The Chairman shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph:– The minutes of the meetings shall be recorded in the appropriate Book of Minutes of Meetings of the Audit Committee.

Article 41:– The members may be dismissed at any time by decision taken by the Shareholders Meetings."

7. Approved the amendment of the items (f), (h), (n) and (u) of Article 16 and of the Section III of the By–laws to the creation of the Audit Committee, as follows:

"Article 16:– It is incumbent upon the Board of Directors on an exclusive basis to:

[...]

f) establish the compensation of each of the members of the Board of Directors, the Board of Officers and of the Audit Committee, within the global amount approved by the Shareholders’ Meeting;

[...]

h) appoint a replacement for the President, for the members of the Board of Officers, the Board of Directors and the Audit Committee, in the cases established on this By–laws;

[...]

n) appoint and remove the independent auditors, taking in consideration the recommendation of the Audit Committee, under the terms of item (b), Article 38;

[...]

u) deliberate upon the promotion of the defense, in judicial and administrative actions proposed by third parties against the management of UNIBANCO, the members of the Audit Committee, the members of the Audit Board, if on duty, and employees that legally act by delegation of the management, during or after the term of their respective mandates, arising from the legal acts of management practiced in the exercise of their attributions, being entitled to contract insurance to cover the procedural expenses, attorney's fees and damages awarded due to such claims.

[...]

SECTION III

Provisions Applying to the Board of Directors, to the Board of
Officers and to the Audit Committee

Article 29:– The Shareholders Meeting and the Board of Directors may, respectively, abstain from electing Directors, members of the Audit Committee and of the Board of Officers, whenever the lower limits set forth in this By–laws in law have been fulfilled.

Article 30:– The holding a position on the Board of Directors, on the Board of Officers and on the Audit Committee shall not require the placement of bond.

Article 31:– As soon as their election is approved by the Central Bank of Brazil, the members of the Board of Directors, the Board of Officers and the Audit Committee shall be invested in their positions by having their respective terms of office recorded in the Book of Minutes of the Meetings of the Board of Directors, of the Board of Officers and of the Audit Committee, respectively, which terms of office shall also be recorded in the cases of replacement specified in Articles 19, 26 and 37.

Sole Paragraph:– If the term of office is not executed within thirty (30) days of the date of approval by the Central Bank of Brazil, the appointment shall become void, except if a justification is accepted by the administrative body for which the individual was elected.

Article 32:– The members of the Board of Directors, of the Board of Officers and of the Audit Committee shall remain in their positions, after the expiration of their term, until their successors are vested in office.

Article 33:– The Shareholders Meeting shall establish the compensation for the Board of Directors, for the Board of Officers and for the Audit Committee, in accordance with item “f” of Article 16."

8. Approved the consolidation of the By–laws, with the amendments approved hereinabove, accordingly with the Board of Directors Proposal of April 14, 2004, as follows:

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE BY–LAWS

CHAPTER I

Name, Head Office, Purpose and Term

Article 1: UNIBANCO–UNIÃO DE BANCOS BRASILEIROS S.A., with head offices and legal venue in the City of Sã Paulo, State of Sã Paulo, hereinafter referred to as UNIBANCO, shall be governed by these corporate By–laws and by the applicable legal provisions.

Article 2: UNIBANCO is incorporated for the purpose of engaging in any lawful activity or service, including currency exchange transactions, in which commercial banks may engage. UNIBANCO may also participate in other companies, pursuant to the applicable legal and statutory provisions.

Sole Paragraph: UNIBANCO shall not:

a) acquire real property not intended for its own use, except in the cases permitted by law or regulations.

b) issue debentures or founder shares (partes beneficiárias).

Article 3: UNIBANCO shall exist for an indefinite period of time.

CHAPTER II

Capital Stock and Shares

Article 4: The capital stock of UNIBANCO is R$ 5,000,000,000.00 (five billion reais) divided into 140,885,833,318 (one hundred and forty billion, eight hundred and eighty–five million, eight hundred and thirty–three thousand, three hundred and eighteen) registered shares, with no par value, of which 75,565,816,851 (seventy–five billion, five hundred and sixty–five million, eight hundred and sixteen thousand, eight hundred and fifty–one) are common shares and 65,320,016,467 (sixty–five billion, three hundred twenty million, sixteen thousand, four hundred and sixty–seven ) are preferred shares.

First Paragraph: UNIBANCO may issue, without amendment to these By–laws, up to 95,195,526,716 (ninety–five billion, one hundred and ninety–five million, five hundred and twenty–six thousand, seven hundred and sixteen) additional common or preferred shares, subject to the following rules:

a) the Board of Directors shall have the power to determine the issuance of shares and/or subscription warrants and on conditions thereof;

b) the issuance of common or preferred shares may be conducted without maintaining proportion between those two types of shares; and

c) the issuance of preferred shares shall be subject to the limits established by law.

Second Paragraph: – The issuance of shares or subscription warrants to be sold in the Stock Exchanges or for public subscription, as well as for the acquisition of control through the swap of shares in a public offer, if previously authorized by the competent authorities, may be carried out with a reduction of the term for the exercise of preemptive rights, or with the exclusion of such rights, at the discretion of the Board of Directors, which may, furthermore, grant to the shareholders priority in the subscription of shares of one or both types.

Third Paragraph: UNIBANCO may, upon authorization by the Board of Directors, purchase its own shares to be cancelled or maintained in treasury for subsequent sale, in accordance with the applicable legal and statutory provisions.

Fourth Paragraph: Without any impairment of rights and restrictions set forth in this Article, all the shares of UNIBANCO shall be in book-entry form and shall remain in deposit accounts in the name of their holders, without the issuance of share certificates, in accordance with Articles 34 and 35 of Law No. 6,404, of December 15, 1976, and the shareholders may be required to pay the fees mentioned in Article 35, Third Paragraph, of the aforementioned law.

Fifth Paragraph: Within the limits of the authorized capital and in accordance with a plan approved by the General Shareholders Meeting, UNIBANCO may grant stock options to its managers and employees, as well as to the managers and employees of the companies controlled by it.

Article 5: The preferred shares are not entitled to voting rights, are not convertible into common shares, and are not subject to Article 111, First Paragraph, of Law No. 6,404 of December 15, 1976 and shall be entitled to the following advantages:

a) participation in the net profits of each fiscal year, in an amount that shall ensure to each preferred share an yearly dividend 10% (ten percent) higher than the one distributed to each common share;

b) priority in the reimbursement of capital, in case the company is liquidated, up to the amount represented by such shares in the capital stock; and

c) participation, under the same conditions as the common shares, in capital increases resulting from the capitalization of monetary restatement, reserves and profits.

Article 6: UNIBANCO may, upon notice to the Stock Exchanges where its shares are traded and upon publication of announcements, suspend the transfer of shares for periods not longer than 15 (fifteen) days each, and not to exceed 90 days in the aggregate during a year.

Article 7: UNIBANCO may, pursuant to these By-laws and in accordance with the applicable regulations, issue Share Deposit Certificates, hereinafter referred to as UNITS, which represent preferred shares with no voting rights, deposited at UNIBANCO, and issued by:

a) UNIBANCO; and

b) UNIBANCO HOLDINGS S.A., a publicly held company, with head offices in the City of São Paulo, capital of the State of Sã Paulo, registered under Corporate Taxpayers Enrollment (“CNPJ”) under No. 00.022.034/0001-87, hereinafter referred to as HOLDINGS.

First Paragraph: For the purposes of this article, each deposited preferred share issued by UNIBANCO shall correspond to a concomitant deposit of one class “B” preferred share issued by HOLDINGS.

Second Paragraph: Only shares which are free of any burdens, liens or any type of encumbrance that may preclude the free delivery thereof to the holders of the UNITS may be deposited for conversion into UNITS.

Article 8: The shareholders of UNIBANCO may, pursuant to Articles 9, 10 and 11 of these By-laws, convert their shares into UNITS, according to the terms and conditions established by its Board of Directors, set forth in a notice to the shareholders which shall inform the shareholders about the conversion procedures.

Article 9: From the issue date of the Units, the shares represented by such UNITS:

a) shall be registered in a deposit account linked to the UNITS, and their ownership may only be transferred upon the transfer of the corresponding UNITS, by written authorization from the holder thereof;

b) shall have the related income, as well as any amount received in the case of redemption or amortization delivered only to the holder of the UNITS;

c) shall not have their income and their respective redemption or amortization values pledged, encumbered or given as collateral under any other guise by holders of UNITS, nor shall be object of a pledge, attachment, confiscation, search or seizure or any other encumbrance that may preclude their delivery to the holders of the UNITS.

Article 10: UNITS shall be in book-entry form and shall be kept by UNIBANCO in an account maintained in the name of their holder; and:

a) the transfer of UNITS shall be performed by a record in UNIBANCO's registry, to the debit of the transferor’s UNITS account and to the credit of the transferee’s UNITS account, upon receipt of a written order from the transferor, or upon a court authorization or order, in an appropriate document that shall remain with UNIBANCO;

b) the pledging, usufruct, trust, chattel mortgage and any other provisions, burdens, liens or charges that may encumber UNITS shall be recorded in UNIBANCO’s books and shall be stated in the UNITS’ account statements;

c) whenever so requested, UNIBANCO shall supply the holders of the UNITS with a statement of their UNITS' account at the end of each month in which such account has any activity and, even if no activity occurs, a statement shall be provided at least once a year;

d) the statement shall include the place and the date of issuance, UNIBANCO’s name, an indication that it is a statement of a UNITS' (Registered Share Deposit Certificate) account, the specification of the shares deposited, a statement that the shares deposited, their income and the amount received in the case of redemption or amortization shall only be delivered to the holder of the UNITS' account or upon an order in writing from said holder, the name and identification of the holder of the UNITS' account, the price charged by UNIBANCO for the deposit, if applicable, and the places where the holders of the UNITS can obtain assistance;

e) upon a written order by the holder of the UNIT´s account to the Stock Exchange broker by which the UNITS are negotiated, UNIBANCO shall block the UNITS specified in the order, being thus authorized to transfer them to the purchaser as soon as the Stock Exchange informs it that the UNITS have been sold;

f) notwithstanding the provisions of items “g” and “h” below, the holders of UNITS shall be entitled, at any time, to request their cancellation to UNIBANCO and the delivery of the registered shares that they represent, by means of the transfer of said shares to the share deposit accounts maintained by UNIBANCO in the holder’s name;

g) the Board of Directors of UNIBANCO may, at any time, suspend the cancellation of the UNITS for a specified period of time, subject to the following circumstances:

I – an announcement by HOLDINGS or by UNIBANCO stating that they intend to grant UNIBANCO' shareholders the option of converting their shares into UNITS, inwhich case the suspension period shall not exceed 90 (ninety) days;

II - the beginning of a public offering for the primary or secondary distribution of the UNITS, either in the international or in the domestic market, in which case the suspension period shall not exceed 30 (thirty) days.

h) UNITS with burdens, liens, or encumbrances upon them, as per item “b” of this article, may not be the object of a cancellation request;

i) once the UNITS are cancelled, the holder of the shares they represent may dispose of those shares and the restrictions mentioned in items “a” and “c” of Article 9 shall not apply.

Article 11: In the exercise of the rights conferred by the shares represented by UNITS, the following rules shall be complied with:

a) the dividends and the redemption or amortization proceeds from shares issued by UNIBANCO shall be paid by UNIBANCO to the holder of the UNITS;

b) the dividends and the redemption or amortization proceeds from shares issued by HOLDINGS delivered to UNIBANCO as depositary of the shares, shall be paid by UNIBANCO to the holder of the UNITS;

c) only the holder of the UNITS shall exercise the right to participate in the Shareholders’ Meetings of UNIBANCO and HOLDINGS and therein exercise all rights attributed to the shareholders of such companies by the property of the shares represented by the UNITS;

d) If the shares of UNIBANCO or HOLDINGS are split, cancelled or combined or if new shares of UNIBANCO or HOLDINGS are issued while the UNITS are in existence, the following rules shall apply:

I - In the event that there is a change in the number of shares represented by UNITS, as a result of share splits or through the capitalization of profits or reserves carried out by UNIBANCO and by HOLDINGS, UNIBANCO shall register the deposit of the new shares issued and shall issue new UNITS registering them in the account of the respective holders, in such a way as to reflect the new number of shares held by the holders of the UNITS, always maintaining the proportion of one (01) UNIBANCO preferred share to one (01) HOLDINGS class “B” preferred share, represented by UNITS. In the event that there is a share split carried out exclusively by either UNIBANCO or HOLDINGS, or if the share split is carried out by both companies using different ratios, then UNIBANCO shall register, in the name of the holder of the split shares, the deposit of as many shares as can form UNITS, with due regard to the ratio mentioned in First Paragraph of Article 7, and shall deliver the remaining shares issued to the holder of the UNITS represented by the split shares.

II - In the event that there is an alteration in the number of shares represented by UNITS, as a result of share combination or cancellation, carried out by UNIBANCO and by UNIBANCO HOLDINGS, then UNIBANCO shall debit the UNITS deposit accounts of the holders of the cancelled shares, automatically canceling the UNITS, in a number sufficient to reflect the new number of shares held by the holders of the UNITS, always keeping the proportion of 1 (one) UNIBANCO preferred share to 1 (one) HOLDINGS preferred share represented by a UNIT. In the event of a combination or cancellation of shares carried out exclusively by either UNIBANCO or HOLDINGS, or if the combination or cancellation is carried out by both companies using different ratios, then UNIBANCO shall cancel the UNITS representing the cancelled shares, delivering the UNIBANCO or the HOLDINGS shares that have not been cancelled to the respective holders, as the case may be.

III – in the capital increases resulting from share subscription, in which preemptive rights have been granted, the following procedures shall apply:

1st) if UNIBANCO and HOLDINGS simultaneously carry out a capital increase by issuing shares that may be converted into new UNITS, holders of UNITS may exercise the preemptive rights to which the shares represented by the UNITS are entitled, in which case:

I – if the shareholder subscribes the shares of both companies, then new UNITS shall be issued to him, corresponding to the shares subscribed, in accordance with the proportion mentioned in First Paragraph of Article 7, unless such shareholder provides instructions to the contrary, as provided for in item II below;

II – if the shareholder chooses to subscribe shares of both companies without the formation of UNITS, or only shares from one of the companies, he may do so by informing such intention to the issuers in the share subscription form;

2nd) if only one of the companies increases its capital, UNIT holders may exercise the preemptive right conferred by one of the shares represented by the UNITS directly, and in such case no new UNITS will be issued .

CHAPTER III

General Shareholders Meeting

Article 12 The general shareholders´ meeting shall be held ordinarily within the four (4) months immediately following the end of the fiscal year, for the purposes established in law, and extraordinarily, whenever corporate interests so require.

First Paragraph – A shareholder may be represented at a Shareholders Meetings by an attorney-in-fact which fulfills the conditions prescribed by law. The filing of the respective power of attorney with UNIBANCO may be required.

Second Paragraph: The status of shareholder must be proven, if so requested, by presentation of a proper identity document.

Article 13: The Shareholders Meetings, called at least fifteen (15) days in advance, according to the law, shall be installed and chaired by the Chairman of the Board of Directors, who may appoint in his stead any member of the Board of Director or of the Board of Officers, which shall choose, among the shareholders present, one or more secretaries.

First Paragraph: Each common share is entitled to one vote in the Shareholders Meetings.

Second Paragraph: In order to be binding upon UNIBANCO, shareholders agreements regarding the purchase and sale of shares, the preference on the acquisition of shares, and the exercise of voting rights or the control of UNIBANCO must be previously approved by the Central Bank of Brazil and filed at UNIBANCO's head office, in accordance with the applicable rules established by the Board of Directors. UNIBANCO may request the shareholders clarifications in order to properly fulfill its obligations.

CHAPTER IV

Management

Article 14: UNIBANCO shall be managed by the following bodies:

a) the Board of Directors;

b) the Board of Officers.

SECTION I

The Board of Directors

Article 15: The Board of Directors shall have a minimum of four (4) and a maximum of eight (8) Directors, all of them shareholders of UNIBANCO, elected by the Shareholders Meeting for a one (1) year term.

First Paragraph: The Board of Directors shall have one Chairman and one Vice-Chairman, chosen by the Board of Directors, as described in Second Paragraph of Article 18.

Second Paragraph: The age limit for a member of the Board of Directors shall be sixty-five (65) years of age. Such limit may, however, be extended by the Board of Directors.

Article 16:- It is incumbent upon the Board of Directors on an exclusive basis to:

a) determine the general directions for the conduct of business and to establish the basic policies and guidelines for UNIBANCO;

b) call Shareholders Meetings;

c) submit to the Shareholders Meetings proposals for:

I - capital increase or reduction;

II - mergers, amalgamations or spin-offs;

III – amendments to the By-laws;

d) decide upon the following matters:

I - partnerships or joint ventures involving UNIBANCO, including participation in shareholders agreements;

II - acquisition, disposal, increase or reduction of its participation in controlled or affiliated companies;

III - acquisition of controlling interests in other companies, in accordance with applicable legal provisions;

IV- investment of resources resulting from tax incentives;

V – results and investment budgets and the respective action plans submitted pursuant to sub-item II of the First Paragraph of Article 23;

e) upon proposal by the Board of Executive Officers:

I - examine and deliberate on the semiannual balance sheets and decide upon the distribution and investment of profits, in accordance with Article 44;

II – decide upon the annual report to shareholders, the Board of Officers’ accounts and the Financial Statements of each fiscal year to be submitted to the Shareholders' Meeting;

f) establish the compensation of each of the members of the Board of Directors, the Board of Officers and of the Audit Committee, within the global amount approved by the Shareholders’ Meeting;

g) establish the bonus of each of the members of the Board of Directors and of the Board of Officers, subject to the provisions of item “c” of the First Paragraph of Article 44;

h) appoint a replacement for the President, for the members of the Board of Officers, the Board of Directors and the Audit Committee, in the cases established on this By-laws;

i) authorize, whenever it deems necessary, on the cases not established on this By-laws, the representation of UNIBANCO by a sole member of the Board of Officers or by an attorney-in-fact, provided that such resolution specifies the powers granted.

j) elect and remove the members of the Board of Officers as well as to determine their duties and responsibilities in accordance with their respective areas of work;

l) supervise the management by the Board of Executive Officers, examine, at any time, UNIBANCO’s books and documents, request information on agreements executed or about to be executed, as well as about any other acts;

m) supervise and provide guidance to the performance of the Board of Executive Officers;

n)appoint and remove the independent auditors, taking in consideration the recommendation of the Audit Committee, under the terms of item (b), Article 38;

o) decide upon the purchase of shares issued by UNIBANCO, subject to the Third Paragraph of Article 4;

p) decide upon the creation of committees to deal with specific matters within the authority of the Board of Directors and/or of the Board of Officers;

q) decide upon the acts provided for in the First and Second Paragraphs of Article 4;

r) bring under its authority specific matters of interest to UNIBANCO and decide upon the cases not provided for herein;

s) establish the term and other conditions for the conversion of UNIBANCO's shares into UNITS, as per Article 8 of these By-laws;

t) establish rules for the filing of shareholders agreements, in accordance with the Second Paragraph of Article 13 of these By-laws.

u) deliberate upon the promotion of the defense, in judicial and administrative actions proposed by third parties against the management of UNIBANCO, the members of the Audit Committee, the members of the Audit Board, if on duty, and employees that legally act by delegation of the management, during or after the term of their respective mandates, arising from the legal acts of management practiced in the exercise of their attributions, being entitled to contract insurance to cover the procedural expenses, attorney's fees and damages awarded due to such claims.

Sole Paragraph: The Board of Directors may assign special functions, on a permanent or transitory basis, to any of its members or to the members of the Board of Officers, under the denomination it deems appropriate, provided that such functions do not conflict with the exclusive duties established herein.

Article 17: It is incumbent upon the Chairman of the Board of Directors to:

a) chair the meetings of the Board of Directors, with authority to appoint any of the members of said Board to do so in his stead;

b) appoint, under the circumstances provided for in sub-item II of Article 19, the replacements for the Vice-Chairman of the Board of Directors;

c) chair the Shareholders Meetings, with authority to appoint any of the members of the Board of Directors or of the Board of Executive Officers to do so in his stead.

Sole Paragraph: It is incumbent upon the Vice-Chairman of the Board of Directors to replace the Chairman in his absences, vacations, leaves, occasional impediments or in the event of a vacancy.

Article 18: The Board of Directors shall meet ordinarily on a quarterly basis and, extraordinarily, whenever corporate interests so require.

First Paragraph: The meetings of the Board of Directors may be called by the Chairman or by the Vice-Chairman, individually, or by any two members of the Board of Directors jointly.

Second Paragraph The decisions of the Board of Directors shall be taken by a majority of votes in the presence of at least half of its elected members. The Chairman shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph The minutes of the meetings shall be recorded in the appropriate Book of Minutes of Meetings of the Board of Directors.

Article 19: Except in the cases to which the law establishes special procedures, the replacement of the members of the Board of Directors shall be as follows:

I – the Chairman of the Board of Directors shall be replaced by the Vice-Chairman;

II – the Vice-Chairman shall be replaced by any other Director appointed by the Chairman of the Board of Directors;

III– all other Directors by a replacement appointed by the Board of Directors;

IV - if a majority or all positions on the Board of Directors are vacant, a Shareholders Meeting shall be called to hold a new election.

Sole Paragraph - The replacement appointed in accordance with sub-item III of this article shall remain in office until the next Shareholders Meeting, which shall elect a new member to fill the vacant position for the remainder of the term of office of the replaced member.

SECTION II

The Board of Officers

Article 20: The Board of Officers shall comprise a maximum of 150 (one hundred and fifty) members, resident in the Country, shareholders or not, elected by the Board of Directors, with a term of office of 1 (one) year, eligible for reelection, being:

a) 1 (one) President;

d) up to 10 (ten) Executive Vice Presidents and Vice Presidents;

e) up to 139 (one hundred thirty nine) Executive Officers, Officers and Deputy Officers;

First Paragraph: - The President, the Executive Vice Presidents, the Vice Presidents and the Executive Officers shall compose the Board of Executive Officers

Second Paragraph: - The age limit for holding a position in the Board of Officers shall be sixty (60) years of age. The Board of Directors may extend such limit, according to the nature of the relevant area of work.

Third Paragraph: - Until 07.01.2004, the Board Of Officers will have 1 (one) Executive President – Retail Banking Group, and after this date this position shall be extinguished;

Article 21: It is incumbent upon the Board of Executive Officers the management and administration of the company's business. The Board of Executive Officers may carry out all transactions and perform all acts related to UNIBANCO’s objectives, and their responsibilities are:

a) to order the preparation of semiannual balance sheets and propose their approval to the Board of Directors, together with the proposal for the distribution and application of profits, subject to Article 44;

b) to submit to the Board of Directors for approval the Annual Report to the Shareholders and the Financial Statements of each fiscal year, for further presentation to the Shareholders Meeting;

c) to authorize the opening, change of address and closing of branches or facilities, including those abroad;

d) to comply with and ensure compliance with the resolutions of the Shareholders Meeting, of the Board of Directors and with the By-laws;

e) the overseeing, supervision and guidance of the Officers and of the Deputy Officers;

f) to care for the improvement of the members of management, following up on their professional performance and development.

Article 22: It is incumbent upon the President:

I - to guide the management of the social business, supervising the works of the Board of Executive Officers, in order to assure the full implementation and execution of the policies and guidelines set by the Board of Directors;

II - coordinating the activities of the Executive Vice Presidents and the Vice Presidents, and follow-up their respective performance;

III - reaching decisions within his authority;

IV - reaching decisions with urgent character, within the competence of the Board of Executive Directors, "ad referendum" of such Board.

Article 23: It is incumbent upon the Executive Vice-Presidents and upon the Vice-Presidents:

I – the management and supervision of the areas assigned as set forth in item "j" or in the sole paragraph of the Article 16;

II – the supervision and coordination of the performance of the Executive Officers, Officers and Deputy Officers which are under their direct supervision and the following-up of their respective performance;

III - reaching decisions within his authority;

First Paragraph: In accordance with the policies, directives and parameters established by the Board of Directors, it is jointly incumbent upon the President, the Executive Vice-Presidents and the Vice-Presidents, jointly:

I - to approve and change UNIBANCO's administrative structure and internal rules;

II - to submit to the approval of the Board of Directors the results and investment budgets and the respective business plans as well as to implement the decisions taken;

III - to establish operational and administrative limits of authority;

IV - to care for the improvement of the members of management, following up on their professional performance and development.

Second Paragraph The jointly decisions of the President, the Executive Vice-Presidents and the Vice-Presidents shall be taken by a majority of votes in the presence of at least half of its elected members. The President shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Article 24: It is incumbent upon the Executive Officers and to the Officers:

I – the management and supervision of the areas which shall be assigned to them by the Board of Director and/or by the Board of Executive Officers; and

II – the supervision and coordination of the performance of the Officers and Deputy Officers which are under their direct supervision.

Article 25: It is incumbent upon the Deputy Officers the management and supervision of the areas which shall be assigned to them by the Executive Board of Officers or by the Officers.

Article 26: The replacement of the members of the Board of Officers shall be carried out as follows:

a) in the cases of temporary replacement:

I - the replacement of the President shall be appointed by the Board of Directors, as set forth in item “h” of Article 16;

II - the duties of the Executive Vice-Presidents and of the Vice Presidents shall be performed by a replacement appointed, from among the elected Executive Officers, by the President;

III - the duties of the Executive Officers shall be performed by a replacement appointed, from among the elected Officers, by the President jointly with the Executive Vice President or with the Vice President responsible of the supervision of the Executive Officer replaced, depending on the case.

IV - the duties of the Officers and the Deputy Officers shall be performed by a replacement appointed, from among the elected Officers, by Executive Officer responsible of the supervision of the Officer or of the Deputy Officer replaced, as from the case.

b) in cases of replacement due to a vacancy concerning any of the Officers, the replacement shall be appointed by the Board of Directors, as specified in item “h” of Article 16.

Article 27: The meetings of the Board of Officers shall be called and chaired by the President or by any of the Executive Vice-Presidents or the Vice-Presidents, who may jointly appoint to chair it in their stead any member of the Board of Executive Officers.

First Paragraph: The members of the Board of Directors may attend the meetings of the Board of Officers.

Second Paragraph: The decisions of the Board of Executive Officers shall be taken by the majority of votes of the members of the Board of Executive Officers, with the presence of at least half of its members, except with respect to the issues specified in item “c” of Article 21, which may be decided upon with the presence of at least three (3) members. The Chairman of the meeting shall be entitled, in addition to its own vote, to the casting vote in case of a tie.

Article 28: UNIBANCO shall be represented by the members of the Board of Officers as stated in this Article, except as established in item “i” of Article 16.

First Paragraph: The following shall require the joint signatures of two members of the Board of Officers, one of them being necessarily an Executive Officer:

a) acts resulting in the encumbrance or disposal of real property or other assets, the placement of collateral or guarantees, the settlement or waiver of rights, the undertaking of obligations, the execution of agreements, as well as those acts which result in liability for UNIBANCO or release third parties from liabilities towards him;

b) the appointment of attorneys-in-fact, except as provided in item “i” of Article 16.

Second Paragraph: UNIBANCO may be represented severally by any of the members of the Board of Officers, or by an attorney-in-fact with specific powers, in acts related to:

a) receipt of summonses or rendering of personal depositions in court;

b) receipt of subpoenas and delivery of statements out of court;

c)UNIBANCO's participation in auction processes;

d) UNIBANCO'S representation in Shareholders Meetings of Companies in which UNIBANCO holds share participation; and

e) UNIBANCO's representation before public bodies, provided that no assumption of responsibilities or obligations by the Company is implied.

Third Paragraph: The acts mentioned in item “a” of the First Paragraph of this article may also be performed by any member of the Board of Executive Officers jointly with an attorney-in-fact, or jointly by two attorneys-in-fact, provided that the power of attorney specifies the limits and extension of the powers granted as well as the term for the appointment.

Fourth Paragraph: UNIBANCO may appoint attorneys-in-fact to represent it severally as follows:

a) by executing powers of attorney with an "ad judicia" clause, without term, including the powers to perform acts of resignation, waiver, settlement, receipt and acquittal;

b) in acts specifically determined in the applicable power of attorney, except for those mentioned in item "a" of the First Paragraph of this article; and

c) cases in which the attorney-in-fact is a legal entity.

SECTION III

Provisions Applying to the Board of Directors, to the Board of Officers and to the Audit Committee

Article 29:- The Shareholders Meeting and the Board of Directors may, respectively, abstain from electing Directors, members of the Audit Committee and of the Board of Officers, whenever the lower limits set forth in this By-laws in law have been fulfilled.

Article 30:- The holding a position on the Board of Directors, on the Board of Officers and on the Audit Committee shall not require the placement of bond.

Article 31:- As soon as their election is approved by the Central Bank of Brazil, the members of the Board of Directors, the Board of Officers and the Audit Committee shall be invested in their positions by having their respective terms of office recorded in the Book of Minutes of the Meetings of the Board of Directors, of the Board of Officers and of the Audit Committee, respectively, which terms of office shall also be recorded in the cases of replacement specified in Articles 19, 26 and 37.

Sole Paragraph:- If the term of office is not executed within thirty (30) days of the date of approval by the Central Bank of Brazil, the appointment shall become void, except if a justification is accepted by the administrative body for which the individual was elected.

Article 32:- The members of the Board of Directors, of the Board of Officers and of the Audit Committee shall remain in their positions, after the expiration of their term, until their successors are vested in office.

Article 33:- The Shareholders Meeting shall establish the compensation for the Board of Directors, for the Board of Officers and for the Audit Committee, in accordance with item “f” of Article 16.

CHAPTER V

Audit Committee

Article 34:- The Audit Committee shall have a minimum of 3 (three) and a maximum of 5 (five) effective members, elected by the Shareholders Meeting for a maximum of a 5 (five) year term.

First Paragraph:- The Audit Committee shall have one Chairman chosen by the Board of Directors.

Second Paragraph:- At least one member of the Audit Committee must have proved accounting or related financial management expertise, that qualifies him as an audit committee financial expert.

Third Paragraph:- The members of the Audit Committee may be Directors.

Fourth Paragraph:- This Audit Committee shall be a single committee for the entire Conglomerate Unibanco, as set forth in law.

Article 35:- For holding the position of member of the Audit Committee, the basic requirements for holding such position shall be observed, as well as the legal bars applicable.

Sole Paragraph:- The duty of the member of the Audit Committee may not be delegated.

Article 36:- The Shareholders Meeting shall establish the global compensation for the Audit Committee, and the compensation for each of its members shall be established in accordance with the provisions of item “f” of Article 16.

First Paragraph:- The member of the Audit Committee is not allowed to receive any other kind of compensation from the Conglomerate's companies or from its affiliated companies, except for those to which he is entitled to as member of the Audit Committee.

Second Paragraph: In case the member of the Audit Committee is also a Director of any of the companies of the Conglomerate Unibanco or of its affiliated companies, he shall choose for which of those positions compensation he wishes to receive.

Article 37:- Exception made to the cases to which the law establishes special procedures, the replacement of the members of the Audit Committee shall be made as follows:

a) in case of temporary replacement, the Chairman of the Audit Committee shall be replaced by the member appointed by him;

b) in case of replacement due to a vacancy, the Chairman and the members shall be replaced by the member appointed by the Board of Directors.

Sole Paragraph:- The replacement appointed shall remain in office until the next Shareholders Meeting, which shall elect a new member to fill the vacant position for the remainder of the term of office of the replaced member.

Article 38:- It is incumbent upon the Committee of Audit:

a) To establish and, whenever deemed necessary, to change its administrative structure and internal rules, and submit it to the approval of UNIBANCO's Board of Directors;

b) To appoint, "ad referendum" of the Board of Directors of each company of the Conglomerate Unibanco, when applicable, the Company to be hired to render independent auditing services, as well as, if it deems necessary, the replacement of such render;

c) To review, previously to its publication, the semiannual financial statements, including the explanatory notes, the management reports and the independent auditor's technical report of each one of the companies of The Conglomerate Unibanco;

d) To analyze the effectiveness of the internal and the independent audit;

e) To analyze the compliance, by the management of each of the companies of the Conglomerate Unibanco, when applicable, of the recommendations made by the internal or by the independent auditor;

f) To establish and to disclose procedures to the reception and treatment of information regarding the non compliance with laws and regulations applicable to the Conglomerate Unibanco, in addition to the internal rules and codes, including the ones which sets forth specific procedures for the protection of the provider and of the confidentiality of the information, as well as the procedures for the reception and treatment of information regarding to the accounting reports;

g) To meet ordinarily on a quarterly basis with the Board of Officers, with the independent audit and with the internal audit of each company of The Conglomerate Unibanco, in order to verify the compliance with its recommendations or queries, including those regarding the planning of the respective audit works. Such meetings shall be recorded in minutes.

h) To meet with the Audit Board, if in duty, and with the Board of Directors of the companies of The Conglomerate Unibanco, by their request, to discuss the policies, practices and procedures identified upon matters within their incumbency;

i) To recommend, to the Board of Officers of the companies of The Conglomerate Unibanco, when applicable, corrections or improvements of policies, practices and procedures identified upon matters within their incumbency;

j) Other attributions necessary for the compliance with law and regulation, in addition to those that the Audit Committee itself understands to be relevant to ensure:

(i) the independence of the external auditors;

(ii) the adequacy and effectiveness of the internal controls; or

(iii) the accuracy of the financial statements.

Article 39:- It is incumbent upon the Chairman of the Audit Committee:

I - chair the meetings of the Audit Committee, with authority to appoint any of the members of said Committee to do so in his stead;

II - appoint any of the members of the Audit Committee to replace him in his absences, vacations, leaves or occasional impediments;

III - determine the agenda of the Committee's meetings.

Article 40:- The Audit Committee shall meet ordinarily on a quarterly basis and, extraordinarily, whenever corporate interests so require.

First Paragraph:- The meetings of the Audit Committee may be called by any member of the Audit Committee.

Second Paragraph:- The decisions of the Audit Committee shall be taken by a majority of votes in the presence of at least half of its members. The Chairman shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph:- The minutes of the meetings shall be recorded in the appropriate Book of Minutes of Meetings of the Audit Committee.

Article 41:- The members may be dismissed at any time by decision taken by the Shareholders Meetings.

CHAPTER VI

The Audit Board

Article 42:- UNIBANCO shall have an Audit Board that shall be comprised of at least three (3) and at most five (5) permanent members and an equal number of alternates, with duties as set forth in law.

First Paragraph: The Audit Board shall only operate in those fiscal years in which the shareholders, in accordance with the provisions of law, request its institution.

Second Paragraph: The Shareholders Meeting at which the institution of the Audit Board is requested shall elect its members and determine their compensation.

Third Paragraph: The term of office of the members of the Audit Board shall end at the Annual Shareholders Meeting following its institution.

CHAPTER VII

Fiscal Year, Financial Statements, Reserves and Dividends

Article 43 - The fiscal year shall begin on the 1st day of January and shall end on December 31st of each year.

Article 44: - On the last day of each calendar semester the following financial statements shall be prepared, in accordance with the applicable legal provisions:

a) balance sheet;

b) statement of accumulated losses and profits;

c) income statement for the fiscal year;

d) statement of origin and investment of funds.

First Paragraph: The following shall be deducted from the results of the fiscal year:

a) accumulated losses, if any, in the form set forth at law;

b) the provision for income taxes and the Social Contribution on Net Profit;

c) up to 10% (ten percent) of the result remaining after the deductions referred to in items “a” and “b” of this paragraph, as profit sharing for the Board of Directors and the Board of Officers, in compliance with legal limitations, and in accordance with the Second Paragraph of this article.

Second Paragraph: - The compensation provided in item “c” of the First Paragraph of this article shall be determined and paid to the administrators by decision of the Board of Directors, subject to ratification by the Shareholders Meeting and in accordance with the relevant legal provisions.

Third Paragraph: UNIBANCO’s results, after the deductions referred to in the First Paragraph of this article, comprise the net profit of the fiscal year that, by decision of the Board of Directors, having heard the Audit Board, if in operation, shall be allocated as follows, subject to ratification by the Shareholders Meeting:

a) 5% (five percent) for the creation of a Legal Reserve, which shall not exceed 20% (twenty percent) of the corporate capital;

b) establishment of the Reserves for Unrealized Profits in those fiscal years in which the amount of the mandatory dividends exceeds the realized portion of the fiscal year’s net profit, pursuant to the provisions of Articles 197 and 202, III, of Law no. 6,404, of Dec. 15, 1976, as modified by Law no. 10,303, of Oct. 31, 2001;

c) establishment of Reserves for Contingencies, as permitted by law;

d) 35% (thirty-five percent) in accordance with the Fourth and Sixth Paragraphs of this Article, as mandatory dividends, calculated based on the net profit of the fiscal year, reduced or increased by the following amounts:

I - the quota for the establishment of the reserve provided for in item “a” of this paragraph;

II - unrealized profits, transferred to the reserve provided for in item “b” of this paragraph;

III - the amount for the establishment of the reserve for contingencies mentioned in item “c” of this paragraph and the reversal of the reserves set up in previous fiscal years.

e) establishment of the following statutory reserves taken from the net profit remaining after the deductions provided for in items “a” through “d” of this paragraph:

I - 2% (two percent) for the establishment of a Currency Exchange Risk Reserve, up to the limit of 20% (twenty percent ) of the corporate capital;

II - 90% (ninety percent) for the establishment of a reserve designed to ensure that UNIBANCO has adequate operating margins, up to a maximum of 80% (eighty percent) of the corporate capital.

f) the balance shall be disposed of in accordance with the resolutions of the Shareholders Meeting, in accordance with the applicable legal provisions.

Fourth Paragraph: It shall be attributed to each preferred share an amount at least 10% (ten percent) higher than the amount attributed to each common share in the distribution of dividends mentioned in item “d” of Third Paragraph of this Article.

Fifth Paragraph: The payment of dividends which are authorized by the Shareholders Meeting or by the Board of Directors shall occur within sixty (60) days of the date on which they were declared and, in any event, within the same fiscal year in which they are declared.

Sixth Paragraph: - The company may declare, by decision of the Board of Directors, after the Audit Board, if in operation, is heard, during the fiscal year and before the subsequent Annual Shareholders Meeting, interim dividends, which may constitute a partial or full advance of the mandatory dividends, to be taken from:

a) profits ascertained in a semiannual balance sheet, and

b) retained profits or Profit Reserves verified in the former annual or semiannual balance sheet.

Seventh Paragraph:- The company may further declare, by decision of the Board of Directors, pursuant to item "e" of Article 16 of the By-laws, to prepare extraordinary balance sheets and distribute dividends in shorter terms, as part of the annual dividend, provided that the total amount of dividends distributed at each semester of the financial year does not exceed the amount of the Capital Reserves.

Eighth Paragraph: For the purpose of calculating the amount of the mandatory dividends to be distributed, any interest distributed to the shareholders shall be considered, up to the limit of the LONG TERM INTEREST RATE (TAXA DE JUROS DE LONGO PRAZO - TJLP), as provided in the Seventh Paragraph of Article 9 of Law no. 9,249 of December 26, 1995, including those paid to the account of profits or reserves mentioned in the Sixth Paragraph of this article.

CHAPTER VIII

Liquidation

Article 45: UNIBANCO shall enter into liquidation in the cases determined by law or by decision of the Shareholders Meeting, which shall establish the form of liquidation and shall appoint the liquidators and the Audit Board, if the institution thereof is requested, to operate during the liquidation period.

CHAPTER IX

General Provisions

Article 46: Any shareholder who does not pay the amounts due for subscribed shares, in accordance with the conditions set out in the subscription form or, if any of them remains negligent, when called upon to do so by the Board of Executive Officers, shall be considered in arrears and shall be subject to the payment of interest at the rate of 1% (one percent) per month in addition to monetary restatement calculated in accordance with the prevailing official rates, notwithstanding the utilization by UNIBANCO of all remedies available at law for the satisfaction of its credit.

Article 47: The reimbursement amount for the shares in the cases in which it is assured by law shall be equal to the net worth of the shares, ascertained on the basis of the balance sheet prepared in the manner prescribed in law.

CHAPTER X

Transitory Provisions

Article 48: The company shall keep in its accounting records, as a Special Dividends Reserve, the amount of R$63.897.529,90 (sixty-three million, eight hundred and ninety-seven thousand, five hundred and twenty-nine reais and ninety centavos), which, on Dec. 31, 1996, corresponded to 77,105,743.8181 UFIRs (Fiscal Reference Unit), to be transferred from the Legal Reserve referred to in sub-item II of item “e” of the Third Paragraph of Article 36, said amount being constituted of the profits ascertained in the fiscal years of 1989 to 1993 and based upon the tax regimen set forth in Article 35 of Law No.7,713 of Dec. 22, 1988 and Article 75 of Law 8,383, of Dec. 30, 1991.

Sole Paragraph: The Special Dividends Reserve mentioned in this article shall be reduced by an amount equal to the dividends distributed by UNIBANCO from this Reserve or as a result of its capitalization.”

AUDIT BOARD: There were no manifestation on the part of the Audit Board, which was not on duty.

FILED DOCUMENTS: The Proposals of the Board of Directors of April 14, 2004, duly authenticated by the members of the Board of the Meeting, were duly filed in the Company´s head office.

São Paulo, April 30, 2004

(authorized signatures): Gabriel Jorge Ferreira - Chairman Claudia Politanski - Secretary

SHAREHOLDERS: ISRAEL VAINBOIM by himself and as Officer of UNIBANCO HOLDINGS S.A.; GERALDO TRAVAGLIA FILHO; MARCIA MARIA FREITAS DE AGUIAR; CLAUDIA POLITANSKI; by BAHEMA PARTICIPAÇÕES S.A. – Silvia Maria Affonso Ferreira; JOSÇ LUCAS FERREIRA DE MELO; GABRIEL JORGE FERREIRA; AMADEU ZAMBONI NETO; MARCELO ARIEL ROSENHEK e SÇRGIO FEIJÃO FILHO.

This is a revised copy of the original minutes registered in the book “Minutes of Annual Meeting” of the company, and its publication is hereby authorized.

São Paulo, April 30, 2004

___________________________________
CLAUDIA POLITANSKI
Secretary of the Meeting

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

REGISTRY OF COMMERCE ENROLLMENT No. 35.300.102.771

CORPORATE TAXPAYERS ENROLLMENT No. 33.700.394/0001-40

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF EXTRAORDINARY GENERAL SHAREHOLDERS MEETING, HELD ON APRIL 30, 2004.

VENUE AND TIME: Av. Eusébio Matoso, 891, ground floor, in the city of São Paulo, State of São Paulo, at 9:30 a.m.

BOARD: Gabriel Jorge Ferreira - Chairman Claudia Politanski - Secretary

QUORUM: Shareholders representing more than 2/3 of the voting capital.

ATTENDANCE: a) Company’s officers;

b) Representative of PricewaterHouseCoopers Independent Auditors, which was appointed to evaluate the assets of the Company to be merged, Mr. Paulo Sergio Miron.

CALL NOTICE: Published in the Official Gazette of the State of São Paulo, editions of April 15, 16 and 17, 2004, on pages 21, 15 and 19, respectively, and in the Valor Econômico Newspaper, editions of April 15, 16, 17 and 18 and 19, 2004, on pages C12, C2 and C2, respectively.

DELIBERATIONS UNANIMOUSLY TAKEN:

I. Approved, in accordance with the Proposal of the Board of the Directors of April 14, 2004:

1. The Protocol of Justification and Merger (“Protocol”), executed on April 14, 2004, between Unibanco – Uniã de Bancos Brasileiros S.A. (“UNIBANCO”), Unibanco Negócios Imobiliários Ltda. (“UNIBANCO NEGÓCIOS”) and Unibanco Representaçã e Participações Ltda. (“UNIPART”), through which the conditions of the merger of UNIPART by UNIBANCO were set forth;

2. The ratification of the appointment of PricewaterHouseCoopers Independent Auditors to evaluate UNIPART’s assets;

3. The Valuation Report (“Report”) of the assets of UNIPART to be merged into UNIBANCO, prepared by the aforementioned company on March 31, 2004;

4. And, at last, the merger of UNIPART’s assets into UNIBANCO’s assets, in accordance with the terms and conditions defined in the Protocol and in the Report, both above approved. In this sense, the officers of UNIBANCO are hereby authorized to carry out all the required acts to the consummation of the merger.

II. The merger hereby approved will cause neither the capital increase of UNIBANCO, nor the issuance of new shares, but only the simple substitution of accounting expressions, with the consequent register of the assets and liabilities of UNIPART in UNIBANCO’s accounting. In this sense, the investment held by UNIBANCO, sole quotaholder of UNIPART, represented by the totality of shares which composes UNIPART’s stock capital, will be excluded in return to its assets.

III. As a result of the merger hereby approved, UNIPART will be definitely extinguished, regarding all and any purposes, and will be substituted, in all rights and liabilities, by UNIBANCO.

IV. At last, reimbursement value of the shares to the dissenting shareholders of UNIBANCO was not set forth, considering that, pursuant to Article 137, of Law 6.404/76, no right of withdraw shall be given.

AUDIT BOARD: There was no manifestation of the Audit Board, which was not on duty.

FILED DOCUMENTS: The Proposal of the Board of Directors of April 14, 2004, the Balance Sheet and the Valuation Report of UNIPART’s assets, both of March 31, 2004, duly authenticated by the Board of the Meeting, were filed in Company’s head offices.

São Paulo, April 30, 2004.

(aa) Gabriel Jorge Ferreira - Chairman Claudia Politanski - Secretary

SHAREHOLDERS: ISRAEL VAINBOIM by himself and as Officer of UNIBANCO HOLDINGS S.A.; GERALDO TRAVAGLIA FILHO; MARCIA MARIA FREITAS DE AGUIAR; CLAUDIA POLITANSKI; p/ BAHEMA PARTICIPAÇÕES S.A. – Silvia Maria Affonso Ferreira; JOSÇ LUCAS FERREIRA DE MELO; GABRIEL JORGE FERREIRA; AMADEU ZAMBONI NETO; MARCELO ARIEL ROSENHEK e SÇRGIO FEIJÃO FILHO. This is a revised copy of the original minutes registered in the book of “Minutes of General Meetings” of the Company, and its publication is hereby authorized.

São Paulo, April 30, 2004.

___________________________________
CLAUDIA POLITANSKI
Secretary

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

REGISTRY OF COMMERCE ENROLLMENT No. 35.300.102.771

CORPORATE TAXPAYERS ENROLLMENT No. 33.700.394/0001-40

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF EXTRAORDINARY SHAREHOLDERS MEETING, HELD ON APRIL 30, 2004.

VENUE AND TIME: Av. Eusébio Matoso, 891, ground floor, in the City of Sã Paulo, State of São Paulo, at 9h45 a.m.

BOARD: Gabriel Jorge Ferreira - Chairman Claudia Politanski - Secretary

QUORUM: Shareholders representing more than 2/3 of the voting capital.

ATTENDANCE: Company’s officers

CALL NOTICE: Published in the Official Gazette of the State of São Paulo, editions of April 15, 16 and 17, 2004, on pages 21, 15 and 19, respectively, and in the Valor Econômico Newspaper, editions of April 15, 16, 17 and 18 and 19, 2004, on pages C12, C2 and C2, respectively.

DELIBERATIONS UNANIMOUSLY TAKEN:

1. Approved, in accordance with the Proposal of the Board of Directors of April 14, 2004, the reverse split of UNIBANCO’s common and preferred shares, including Units, which are share deposit certificates representing, each, one preferred share of Unibanco and one Class “B” preferred share of Unibanco Holdings, in the ratio of 100 shares to 1 one share, maintained the same types.

2. The Board of Officers is hereby authorized, after the approval by the Central Bank of Brazil, to publish notice to the shareholders, informing all the conditions of the reverse split.

AUDIT BOARD: There was no manifestation of the Audit Board, which was not on duty.

FILED DOCUMENTS: The Proposal of the Board of Directors of April 14, 2004, duly authenticated by the members of the Board of the Meeting, was filed in the Company’s head offices.

São Paulo, April 30, 2004.

(aa) Gabriel Jorge Ferreira - Chairman
Claudia Politanski - Secretary

SHAREHOLDERS: ISRAEL VAINBOIM by himself and as Officer of UNIBANCO HOLDINGS S.A.; GERALDO TRAVAGLIA FILHO; MARCIA MARIA FREITAS DE AGUIAR; CLAUDIA POLITANSKI; by BAHEMA PARTICIPAÇÕES S.A. – Silvia Maria Affonso Ferreira; JOSÉ LUCAS FERREIRA DE MELO; GABRIEL JORGE FERREIRA; AMADEU ZAMBONI NETO; MARCELO ARIEL ROSENHEK e SÉRGIO FEIJÃO FILHO. This is a revised copy of the original minutes registered in the book of “Minutes of General Meetings” of the Company, and its publication is hereby authorized.

São Paulo, April 30, 2004.

___________________________________
CLAUDIA POLITANSKI
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.